UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

_______________________________________________________________________________

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	1-14303	38-3161171
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

One Dauch Drive, Detroit, Michigan		48211-1198
(Address of Principal Executive Offices)		(Zip Code)

David E. Barnes (313) 758-2000
(Name and telephone number, including area code, of the person to contact in connection with this report.)
_______________________________________________________________________________

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 - Conflict Minerals Disclosure and Report
American Axle & Manufacturing, Inc. and its subsidiaries (collectively, the "Company" or "AAM") is a Tier 1 supplier to the automotive industry. We manufacture, engineer, design and validate driveline and drivetrain systems and related components and chassis modules for light trucks, sport utility vehicles, passenger cars, crossover vehicles and commercial vehicles. Driveline and drivetrain systems include components that transfer power from the transmission and deliver it to the drive wheels. Our driveline, drivetrain and related products include axles, driveheads, chassis modules, driveshafts, power transfer units, transfer cases, chassis and steering components, transmission parts and metal-formed products.

Pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, the Company has determined that it is required to file a Conflict Minerals Report, which is filed as Exhibit 1.02 to this Specialized Report on Form SD. AAM's Conflict Minerals Report is also available on our website at http://www.aam.com/Suppliers/Conflict-Minerals-170.html.

Item 1.02 - Exhibit
A copy of the Company's Conflict Minerals Report is filed as Exhibit 1.02 hereto and is also available on our website at http://www.aam.com/Suppliers/Conflict-Minerals-170.html.

Section 2 - Exhibits

Item 2.02 - Exhibits
The following exhibit is filed as part of this report:
Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

American Axle & Manufacturing Holdings, Inc.
(Registrant)

/s/ Mark S. Barrett	Date: May 30, 2014
Group Vice President - Procurement, Program Management & Driveshaft Business Unit